Exhibit 99.1

MATERIAL CHANGE REPORT

PURSUANT TO SECTION 7.1 OF NATIONAL INSTRUMENT 51-102

1.	Name and Address of Company:

Medicure Inc. (the “Company”)

2 – 1250 Waverley Street

Winnipeg, Manitoba

R3T 6C6

2.	Date of Material Change:

October 2, 2017

3.	News Release:

The Company issued a press release regarding the material change on October 3, 2017, a copy of which is attached hereto.

4.	Summary of Material Change:

On October 3, 2017, the Company announced that it has sold its interests in Apicore to an arm’s length, pharmaceutical company (the “Buyer”).

Medicure acquired Apicore in a series of transactions occurring between July 3, 2014 and July 12, 2017 and had obtained a CDN$60 million loan towards these purchases. Under the transaction, Medicure will receive net proceeds of approximately US$105 million. These funds to be received by the Company are after payment of all transaction costs, the cashing in of Apicore employee stock options, the redemption of the remaining shares of Apicore not owned by Medicure and other adjustments. Over the next 18 months, additional payments may be payable under the agreement, in the form of contingent payments, including an earn out payment based on the achievement of certain financial results by Apicore following closing and other customary adjustments.

5.	Full Description Of Material Change:

See attached Schedule “A”.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not Applicable.

7.	Omitted Information:

Not Applicable.

8.	Executive Officer:

James Kinley, Chief Financial Officer

Tel: (204) 487-7412

DATED at Winnipeg, Manitoba this 6th day of October 2017.

MEDICURE INC.

Per:	“James Kinley”
James Kinley, Chief Financial Officer

SCHEDULE “A”

MEDICURE ANNOUNCES SALE OF APICORE BUSINESS

WINNIPEG, CANADA – (October 3, 2017) Medicure Inc. ("Medicure" or the "Company") (TSXV:MPH, OTC:MCUJF), a specialty pharmaceutical company, today announced that it has sold its interests in Apicore to an arm’s length, pharmaceutical company (the “Buyer”).

Medicure acquired Apicore in a series of transactions occurring between July 3, 2014 and July 12, 2017 and had obtained a CDN$60 million loan towards these purchases. Under the transaction, Medicure will receive net proceeds of approximately US$105 million. These funds to be received by the Company are after payment of all transaction costs, the cashing in of Apicore employee stock options, the redemption of the remaining shares of Apicore not owned by Medicure and other adjustments. Over the next 18 months, additional payments may be payable under the agreement, in the form of contingent payments, including an earn out payment based on the achievement of certain financial results by Apicore following closing and other customary adjustments.

“We are very pleased with our return on investment in Apicore”, stated Medicure’s President and Chief Executive Officer, Dr. Albert D. Friesen. The Company intends to use the proceeds from the sale to retire its approximately CDN$61 million long-term debt, pay the required debt pre-payment fees, pursue the acquisition of additional commercial cardiovascular products and further advance its product development pipeline.

This transaction constitutes a Reviewable Transaction under the policies of the TSX Venture Exchange (the “Exchange”). The transaction has been approved by the Exchange and as required by the policies of the Exchange has also been approved by the written consent of shareholders holding more than 50% of the issued shares of Medicure.

About Medicure Inc.

Medicure is a specialty pharmaceutical company focused on the development and commercialization of therapeutics for the U.S. hospital market. The primary focus of the Company is the marketing and distribution of AGGRASTAT (tirofiban hydrochloride) in the United States, where it is sold through the Company’s U.S. subsidiary, Medicure Pharma, Inc. For more information on Medicure please visit www.medicure.com.

About Apicore

Apicore is a private, New Jersey based developer and manufacturer of specialty Active Pharmaceutical Ingredients (“APIs”) and pharmaceuticals, including over 15 Abbreviated New Drug Applications (“ANDAs”), one of which, is partnered with Medicure. Apicore manufactures over 100 different API’s, including over 35 for which Drug Master Files have been submitted to the FDA and 16 that are approved for commercial sale in the U.S. by customers of Apicore. Apicore specializes in the manufacture of difficult to synthesize, high value and other niche API’s for many U.S. and international generic and branded pharmaceutical companies. Apicore has two FDA-approved facilities. In the U.S., the Somerset, New Jersey facility can produce a few grams up to 200 kg volumes and in India, the Vadodara, Gujarat facility can produce a few kilograms up to 60 metric tons yearly. Both facilities are equipped with state-of-the-art analytical and research capabilities. For more information, please visit Apicore online at www.apicore.com.

For more information, please contact:

James Kinley

Chief Financial Officer

Tel. 888-435-2220

Fax 204-488-9823

E-mail: info@medicure.com

www.medicure.com

To be added to Medicure’s e-mail list, please visit:
http://medicure.mediaroom.com/alerts

Forward Looking Information: Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words "believes", "may", "plans", "will", "estimates", "continues", "anticipates", "intends", "expects" and similar expressions, may constitute "forward-looking information" within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as "forward-looking statements"). Forward-looking statements, including the receipt of contingent payments under the Apicore sale transaction, the potential for Medicure to secure and advance new products are based on the current assumptions, estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company's future product revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company's products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects; the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company's other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the "Risk Factors" section of its Form 20F for the year ended December 31, 2016.